UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): November 26, 2024 (November 25, 2024)

STARFIGHTERS SPACE, INC.

(Exact name of issuer as specified in its charter)

Delaware	92-1012803
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

Reusable Launch Vehicle Hangar, Hangar Rd. Cape Canaveral, FL, 32920
(Full mailing address of principal executive offices)

321-261-0900
(Issuer's telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Shares of Common Stock

Item 9.   Other Events

Special Meeting of Debentureholders

On November 25, 2024, Starfighters Space, Inc. (the "Company") sent out a notice and information circular to the holders (the "Debentureholders") of 5.0% secured convertible debentures (the "Debentures") of the Company with respect to a special meeting (the "Meeting") of the Debentureholders to be held at McMillan LLP, Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada on December 19, 2024 at 10:00 a.m. (Pacific time).

The Company is seeking to make the following proposed amendments (the "Debenture Proposed Amendments") to the Secured Convertible Debenture Indenture, dated February 24, 2023 (the "Indenture"): (a) amending the maturity date (the "Maturity Date") of the initial Debentures from February 24, 2025 to December 31, 2025; (b) amending the interest rate the Debentures will bear between February 25, 2025 and the Maturity Date from 5.0% per annum to 8.0% per annum; and (c) amending the definition of "IPO Price" and adding the definition "Going Pubic Transaction", which clarifies that the Company may complete a public listing not only by way of an initial public offering of securities of the Company but also by way of a merger, business combination, amalgamation, arrangement, share exchange, reverse-takeover, capital pool transaction or any similar transaction resulting in the securities of the Company, or common shares of another issuer exchanged therefor being listed on a recognized stock exchange in the United States.

At the Meeting, the Debentureholders will be asked to consider, and if deemed advisable, to approve an extra-ordinary resolution approving the Debenture Proposed Amendments (the "Debenture Amendment Resolution"). The Debenture Amendment Resolution must be approved by Debentureholders of not less than 66⅔% of the aggregate principal amount of the Debentures, present or represented by proxy at the Meeting and voted upon on a poll. If the Debenture Amendment Resolution is passed, the Company and Computershare Trust Company of Canada, acting as trustee, will enter into a supplemental indenture to amend the terms of the Indenture to include the Debenture Proposed Amendments.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARFIGHTERS SPACE, INC.

DATE: November 26, 2024	By: /s/ David Whitney David Whitney Chief Financial Officer